

December 1, 2014

<u>Via E-mail</u>
Kent B. Wilson
Chief Executive Officer
Alpine 4 Automotive Technologies Ltd.
15589 N. 77th Street, Suite B
Scottsdale, AZ 85260

> **Re:** **Alpine 4 Automotive Technologies Ltd.**
> **Registration Statement on Form S-4**
> **Filed November 4, 2014**
> **File No. 333-199840**

Dear Mr. Wilson:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please provide all of the disclosure required by Form S-4 within the body of your registration statement. We note your statements, at page 4 and elsewhere at pages 46 and II-2, that you are incorporating by reference important business and financial information about Alpine 4 and AutoTek, however Alpine 4 does not appear eligible to incorporate by reference in response to the item requirements of Form S-4. Please revise.

2. Please clarify if the Share Exchange will occur if the Asset Purchase Agreement is not approved at a special meeting of AutoTek shareholders.

3. Please revise to include disclosure concerning the tax consequences of your proposed transactions. To the extent that the tax consequences are material, please advise us whether you will be providing a tax opinion as an exhibit to your registration statement. Please refer to Item 601(b)(8) of Regulation S-K.

4. Please revise to include disclosure concerning any material differences between the rights of AutoTek security holders and the rights of holders of the securities being offered in exchange. Please refer to Item 4(a)(4) of Form S-4.

5. Please provide pro forma financial information pursuant to Rule 8-05 of Regulation S-X. Refer to instructions for Item 5 of Form S-4. In this regard, since the total number of shares of Alpine 4 common stock issuable in connection with the share exchange is unknown, your pro forma information should reflect the range of possible results.

6. Include historical audited annual financial statements of AutoTek, Inc. and unaudited financial statements for any subsequent interim period. Refer to instructions to Item 17 of Form S-4.

Dear Shareholders Letter, page 1

7. Your statement in paragraph 4 that the company is a shell corporation is at variance with your statement on page 22 under "Sales of our common stock under Rule 144 could reduce the price of our common stock" that the company has exited shell company status. Please provide us with the detailed legal analysis whereby the company determined that it is no longer a shell company as defined in Rule 405 of the Securities Act of 1933.

Questions and Answers About the Transactions and the AutoTek Special Meeting, page 7

8. Please revise to include a separate question and answer disclosing how Alpine 4's business and operations will be impacted in the event that the Asset Purchase Agreement is not agreed to and the Licensing Agreement expires as a result.

With Respect to the Asset Purchase Agreement, What Approval is Required?, page 7

9. Please clarify whether approval of the Asset Purchase Agreement requires the approval of a simple majority of the AutoTek shareholders, or the approval of a majority of the independent AutoTek shareholders.

What Approval is Required for the Share Exchange?, page 8

10. Please revise to clarify that shareholder approval is not required for the exchange offer to go forward.

What Will AutoTek Receive in Connection with the Asset Purchase Transaction?, page 9

11. We note your disclosure that Alpine 4 will pay to AutoTek the sum of $30,000 "in immediately available funds[.]" In light of Alpine 4's minimal assets, please clarify how you will cause these funds to become available. Please also disclose if you have an agreement with a third party to provide this sum.

What will AutoTek Shareholders receive in connection with the Share Exchange if they choose to participate? What happens if they choose to not participate?, page 9

12. Please revise to clarify that an AutoTek shareholder wishing to take part in the Share Exchange must surrender all shares currently owned to take part in the exchange.

13. Please provide more detail as to how AutoTek will act as a business operating company assuming the successful completion of the Asset Purchase Agreement and the Share Exchange. In this regard, we are uncertain how AutoTek will operate as a subsidiary by virtue of the Asset Purchase Agreement. Please also describe the anticipated status of AutoTek shareholders who elect not to participate in the Share Exchange with Alpine 4 Automotive Technologies Ltd. if the Asset Purchase Agreement is successfully concluded.

Are AutoTek Shareholders Entitled to Dissenters' Rights?, page 11

14. We note that AutoTek has "agreed to provide dissenters' rights to its shareholders in connection with the Asset Purchase Agreement." Please clarify whether a formal agreement exists and to what degree it is binding upon AutoTek.

Summary

The Parties, page 12
Alpine 4 Automotive Technologies, Limited, page 12

15. Please revise to file as exhibits, if material, the agreements "with two manufacturers for the on-board diagnostic devices that will use the LotWatch and ServiceWatch source code." Please see Item 601(b)(10) of Regulation S-K.

Accounting Treatment of the Asset Purchase Transaction, page 15
Accounting Treatment of the Asset Purchase Transaction, page 40

16. Please expand your disclosures to fully address the nature and terms of the proposed share exchange, and your accounting for it, so that it is wholly transparent to readers and advise us. In this regard, we note that the total number of shares of Alpine 4 common stock issuable in connection with the share exchange is unknown. Therefore, it appears your explanation of the accounting should address both (i) in the event that the number of shares issued to AutoTek stockholders results in these stockholders holding a majority of the outstanding shares of Alpine 4 and (ii) in the event that the number of shares issued to AutoTek stockholders results in these stockholders holding a minority of the outstanding shares of Alpine 4. This disclosure should also specifically address the following:

- The percentage ownership in Alpine 4 that would be held by AutoTek stockholders if 100% of these stockholders were to exchange their shares.

- Disclose the details of any commitments by AutoTek stockholders to participate in the share exchange. Also, if applicable, indicate if the committed stockholders would represent a majority ownership in Alpine 4.

- Disclose how you will account for the merger of AutoTek and Alpine 4 and if applicable, tell us why it will not be treated as a recapitalization of AutoTek. Refer to ASC 805-40.

Risk Factors

Alpine 4 has limited management resources, and will be dependent on key executives., page 20

17. Please revise to indicate whether the key executives you have identified will provide their services on a full time, or part time basis. If the latter, please indicate how many hours per week each plans to devote to your business.

The total number of shares of Alpine 4 common stock issuable in connection with the Share Exchange is unknown as of the date of this Proxy., page 22

18. Please revise to indicate how you will communicate ownership percentage to parties participating in the Share Exchange upon completion of the Exchange Offer.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview and Highlights, page 28

19. Please provide the information required by Items 201, 301, and 302 of Regulation S-K. Refer to instructions for Item 17 of Form S-4.

20. Please provide a more detailed discussion of the information required by Item 303 of Regulation S-K to better understand the financial condition and results of operations of Alpine 4 Automotive Technologies, Ltd.

21. We note your description of Mr. Battaglini as a "former majority shareholder of AutoTek." We also note that you disclose that Mr. Battaglini currently owns no shares of the outstanding stock of AutoTek. Please clarify as to when Mr. Battaglini ceased to be a majority shareholder of AutoTek.

Going Concern, page 31

22. Please update your accumulated deficit through September 30, 2014 and disclose whether
management believes it has sufficient working capital to sustain your planned business
operations for the next 12 months.

Employment Agreements, page 33

23. Please revise to present chart disclosure concerning executive compensation under Item
402(n) of Regulation S-K. Please clarify, as applicable, whether the amounts of salary
you disclose are accrued at this point in the company's history.

Recent Developments, page 35

24. We note that you have entered into a letter of intent with Pure Mobility International, Inc.
We further note that Alpine 4 has proposed to issue common stock with an aggregate
value of $5,000,000 in order to acquire certain assets of PMII. Please file the letter of
intent as an Exhibit to your registration statement. Please see Item 601 of Regulation S-
K.

AutoTek's Board of Directors' Recommendations and Its Reasons for the Asset Purchase
Agreement, page 37

25. Please revise your first bullet point to remove the reference to "AutoTek's SEC filings."

26. Please revise your second bullet point to describe the due diligence employed by
AutoTek's management and outside advisors. Please identify the advisors, and describe
the conclusions of the due diligence. Please advise whether any report was prepared in
connection with the due diligence.

27. Please revise the fourth bullet point to disclose the regulatory approvals necessary for the
proposed transactions to go forward.

28. Please expand your disclosure in the first bullet point on page 38 by specifically
discussing the various risks and possible contingencies if the proposed transactions do not
close.

29. Please revise the second bullet point on page 38 to provide an estimate of the transaction
costs involved in the asset purchase transaction. Please similarly revise the final bullet
point on page 39.

Alpine 4 Board of Directors' Recommendations and Its Reasons for the Asset Purchase
Transaction, page 39

30. We note your general disclosure regarding the risks surrounding a failure to close the proposed Asset Purchase Transaction. As you disclose that Alpine 4 has taken actions in future reliance upon AutoTek source code and products, please specifically disclose the risks associated with the potential for the Asset Purchase Transaction not to close.

31. Please revise the second bullet point on page 39 to discuss what comprised the Alpine 4 Board's lengthy review process. Please disclose the conclusions of the review process.

Solicitation of Proxies, page 44

32. Please note that all written soliciting materials, including any scripts used in soliciting proxies over the telephone, e-mail correspondence and information posted on the internet, must be filed under cover of Schedule 14A. See Rule 14a-6(b) and (c). Please confirm your understanding in the response letter.

Part II. Information Not Required in Prospectus

Undertakings, page II-3

33. Please furnish the undertaking required by Item 22(c) on Form S-4.

Exhibit Index, page II-5

34. Please file all remaining exhibits as soon as possible. Upon review, we may have further comments. If you are not prepared to file the legal opinion with your next amendment, please provide a draft of the opinion for us to review.

Exhibit 99.1, Form of Proxy Card

35. We note your statement that if no direction is made, this proxy will be voted for proposals 1 and 3. Please revise to clarify that there are two proposals only.

Exhibit C, Bill of Sale

36. This exhibit to your filing appears to be incomplete. Please advise or revise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Robert Shapiro, Staff Accountant, at (202) 551-3273, or Robert S. Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact William Mastrianna, Law Clerk, at (202) 551-3778, or Paul Fischer, Attorney-Advisor, at (202) 551-3415, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director

cc: Via E-mail
        C. Parkinson Lloyd, Esq.